                                                                   Exhibit 99.02


                       LOUISVILLE GAS AND ELECTRIC COMPANY
                                       AND
                           KENTUCKY UTILITIES COMPANY
                        DIRECTOR AND OFFICER INFORMATION



         The outstanding stock of Louisville Gas and Electric Company ("LG&E") is divided into three classes: Common Stock, Preferred Stock (without par value), and Preferred Stock, par value $25 per share. At the close of business on April 20, 2001, the following shares of each were outstanding:

    Common Stock, without par value..........................   21,294,223 shares
    Preferred Stock, par value $25 per share, 5% Series......      860,287 shares
    Preferred Stock, without par value, $5.875 Series........      250,000 shares
    Auction Series A (stated value $100 per share)...........      500,000 shares

        The outstanding stock of Kentucky Utilities Company ("KU") is divided into three classes: Common Stock, without par value, Preferred Stock, without par value, and Preference Stock, without par value. As of the close of business on April 20, 2001, the following shares of each were outstanding

    Common Stock, without par value....................................   37,817,878 shares
    Preferred Stock, without par value (stated value $200 per share)
      4.75% Series.....................................................      200,000 shares
      6.53% Series.....................................................      200,000 shares

         All of the outstanding LG&E Common Stock and KU Common Stock is owned by LG&E Energy Corp. ("LG&E Energy"). Based on information contained in a
Schedule 13G originally filed with the Securities and Exchange Commission in October 1998, AMVESCAP PLC, a parent holding company, reported certain holdings in excess of five percent of LG&E's Preferred Stock. AMVESCAP PLC, with offices at 1315 Peachtree Street, N.W., Atlanta, Georgia 30309, and certain of its subsidiaries reported sole voting and dispositive power as to no shares and shared voting and dispositive power as to 43,000 shares of LG&E Preferred Stock, without par value, $5.875 Series, representing 17.2% of that class of Preferred Stock. The reporting companies indicated that they hold the shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends or the proceeds of sales of the shares. No other persons or groups are known by management to be beneficial owners of more than five percent of LG&E's Preferred Stock.

As of April 20, 2001, all directors, nominees for director and executive officers of LG&E and KU as a group beneficially owned no shares of LG&E Preferred Stock or KU Preferred Stock.

                    INFORMATION ABOUT DIRECTORS AND NOMINEES

         The following contains information as of April 20, 2001 (with certain biographical information as of December 31, 2001), concerning the expected nominees for directors, as well as the directors whose terms of office continue after the annual meeting.


         On December 11, 2000, upon the closing of the merger transaction involving Powergen and LG&E Energy, all members of the LG&E and KU Boards, with the exception of Roger W. Hale, resigned, and the size of the Boards was fixed at nine. Six Powergen directors, Paul Myners, Sir Frederick Crawford, Sidney Gillibrand, Edmund Wallis, Dr. David K-P Li, and Roberto Quarta, and one Powergen officer, David Jackson, were appointed to fill all but one of the vacancies created by the above resignations.

         In January 2001, Roger W. Hale announced his resignation as a member of the LG&E and KU Boards, effective April 30, 2001. Victor A. Staffieri and Peter Hickson are expected to be appointed to fill the vacancies created by the resignation of Roger W. Hale and the previously-existing vacancy.

         Therefore, at this Annual Meeting, it is anticipated that the following nine persons will be proposed for election to the Board of Directors, pursuant to Kentucky law requiring that directors appointed to fill vacancies stand for re-election for the remainder of their unfulfilled terms at the next meeting of shareholders at which directors are elected:


  FOR THREE-YEAR TERMS EXPIRING AT THE 2004 ANNUAL MEETING: Paul Myners, Sir Frederick Crawford and David Jackson.

  FOR TWO-YEAR TERMS EXPIRING AT THE 2003 ANNUAL MEETING: Edmund A. Wallis, Dr. David K-P Li and Roberto Quarta.

  FOR ONE-YEAR TERMS EXPIRING AT THE 2002 ANNUAL MEETING: Sydney Gillibrand, Victor A. Staffieri and Peter Hickson.

NOMINEES FOR DIRECTORS WITH TERMS EXPIRING AT THE 2004 ANNUAL MEETING OF SHAREHOLDERS

PAUL MYNERS (Age 52). Mr. Myners is Deputy Chairman of the Powergen plc Board, and is the senior independent director, having been appointed on May 31, 1999. Mr. Myners has been chairman of Gartmore Investment Management plc since 1987 and is also non-executive chairman of Guardian Media Group and is a member of the Financial Reporting Council. He was formerly an executive director of National Westminster Bank plc and a non-executive director of Celltech Group plc and Orange plc. He was a non-executive director of PowerGen UK plc between 1990 and 1996.

SIR FREDERICK CRAWFORD (Age 69). Sir Crawford was appointed to the Powergen plc Board on October 22, 1998, having been a non-executive director of Powergen UK plc since June 1990. He is chairman of the Criminal Cases Review Commission and a Fellow of the Royal Academy of Engineering. He has held appointments as

Professor of Electrical Engineering at Stanford University, and as Vice-Chancellor of Aston University for 16 years. He was formerly a non-executive director of Legal and General Group plc and Rexam plc.

DAVID JACKSON (Age 47). Mr. Jackson is General Counsel and Company Secretary of Powergen plc.

NOMINEES FOR DIRECTORS WITH TERMS EXPIRING AT THE 2003 ANNUAL MEETING OF SHAREHOLDERS

EDMUND A. WALLIS (Age 61). Mr. Wallis is Chairman and Chief Executive of Powergen plc., and was appointed to the Board on October 22, 1998, having been Chief Executive of Powergen UK plc since March 1990 and Chairman since July 1996. He is a non-executive director of Mercury European Privatisation Trust plc and a non-executive director of London Transport. Mr. Wallis resigned as Chief Executive Officer of Powergen plc on February 21, 2001.

DR. DAVID K-P LI (Age 61). Dr. Li was appointed a director of Powergen plc on October 22, 1998, having been a non-executive director of Powergen UK plc since January 1998. He is chairman and chief executive of The Bank of East Asia Limited, having been a director since 1997, and holds directorships of numerous companies in the Far East and elsewhere, including The Hong Kong and China Gas Company Limited.

ROBERTO QUARTA (Age 51). Mr. Quarta was appointed a director of Powergen plc on October 22, 1998, having been a non-executive director of Powergen UK plc since July 1996. Mr. Quarta is chief executive of BBA Group plc, having joined the board in 1993, and has also been a director of BTR plc.

NOMINEES FOR DIRECTORS WITH TERMS EXPIRING AT THE 2002 ANNUAL MEETING OF SHAREHOLDERS

SYDNEY GILLIBRAND CBE (Age 66). Mr. Gillibrand was appointed a director of Powergen plc on May 31, 1999. He is chairman of AMEC plc and TAG Aviation (UK) and a non-executive director of ICL, and Messier-Dowty.

VICTOR A. STAFFIERI (Age 46). President and Chief Operating Officer of LG&E Energy February 1999 to present; Chief Financial Officer of Energy and LG&E, May 1997 to February 2000; Chief Financial Officer of Kentucky Utilities May 1998 to February 2000. President, Distribution Services Division of Energy December 1995 to May 1997; Senior Vice President, General Counsel and Public Policy of Energy and LG&E From November 1992 to December 1993. Effective April 30, 2001, Mr. Staffieri became Chief Executive Officer of Energy.

PETER HICKSON (Age 55). Mr. Hickson is Group Finance Director of Powergen plc. He was appointed a director on June 19, 1998, having been Group Finance Director of Powergen UK plc since July 1996. Prior to that, he was Group Finance Director of MAI plc from 1991, having previously held senior positions in Tarmac and United Scientific Holdings. He is also a non-executive director of Lex Service plc.

                  INFORMATION CONCERNING THE BOARD OF DIRECTORS

         Prior to the Powergen-LG&E Energy merger, each member of the Board of Directors of LG&E and KU was also a director of LG&E Energy. The committees of the Board of Directors of LG&E and KU included an Audit Committee and a Compensation Committee. During this period, the directors who were members of the various committees of LG&E and KU served in the same capacity for purposes of the LG&E Energy Boards of Directors. During 2000, there were a total of seven meetings of the LG&E and KU Boards.

         Information concerning the Boards of Directors of LG&E and KU shown below generally relates to the period prior to the completion of the Powergen-LG&E Energy merger.

COMPENSATION OF DIRECTORS

         Directors who were also officers of LG&E Energy or its subsidiaries received no compensation in their capacities as directors. During 2000, non-employee directors received a retainer of approximately $2,333 per month, or $28,000 annually ($30,300 annually for committee chairmen), a fee for Board meetings of $1,300 per meeting, a fee for each committee meeting of $1,150 and, where appropriate, reimbursement for expenses incurred in traveling to meetings. Non-employee directors residing out of Kentucky received an additional $1,000 compensation for each Board or committee meeting they attended. The foregoing amounts represent the aggregate fees paid to directors in their capacities as directors of LG&E Energy, LG&E and KU during 2000.

         Prior to the Powergen-LG&E Energy merger, non-employee directors of LG&E and KU could elect to defer all or a part of their fees (including retainers, fees for attendance at regular and annual meetings, committee meetings and travel compensation) pursuant to the LG&E Energy Corp. Deferred Stock Compensation Plan. Each deferred amount was credited by LG&E Energy to a bookkeeping account and then was converted into a stock equivalent on the date the amount was credited. Following completion of the Powergen-LG&E Energy merger, all share equivalents were converted into the right to receive the merger consideration of $24.85 in cash per share and were paid out in accordance with the terms of the plan.

         Prior to the Powergen-LG&E Energy merger, non-employee directors also received stock options pursuant to the LG&E Energy Corp. Stock Option Plan for Non-Employee. In connection with the Powergen-LG&E Energy merger, options held by a director under this plan were converted at the director's election into either options to acquired American Depositary Shares of Powergen (at an agreed upon exchange ratio) or cash.

         As noted earlier, since the completion of the Powergen-LG&E Energy merger, certain current members of the LG&E and KU boards also serve on the Board of Directors of Powergen plc. In that capacity, these members received or will receive certain compensation during 2000 and 2001. Information regarding such compensation is incorporated by reference from Powergen's Annual Report on Form 20-F for the year ended December 31, 2000 to be filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

         During 2000, the Audit Committee maintained direct contact with the independent auditors and LG&E's and KU's Internal Auditor to review the following matters pertaining to LG&E and KU: the adequacy of accounting and financial reporting procedures; the adequacy and effectiveness of internal accounting controls; the scope and results of the annual audit and any other matters relative to the audit of these companies' accounts and financial affairs that the Committee, the Internal Auditor, or the independent auditors deemed necessary. The Audit Committee met two times during 2000. Since the Powergen-LG&E Energy merger, the Audit Committee of the Board is composed of Messrs. Sydney Gillibrand and Paul Myners and Sir Frederick Crawford.

REMUNERATION COMMITTEE

         Since the Powergen-LG&E Energy merger, the Remuneration Committee, composed of non-employee directors, has succeded to certain of the functions performed by the former Compensation Committee in connection with the compensation of the executive officers of LG&E and KU. The Committee makes recommendations regarding benefits provided to executive officers and the establishment of various employee benefit plans. The former Compensation Committee met three times during 2000. Since the Powergen-LG&E Energy merger, the members of the Remuneration Committee are Messrs. Paul Myners, and Roberto Quarta and Dr, K-P Li.

                      REPORT OF THE REMUNERATION COMMITTEE

         FOLLOWING THE DECEMBER 11, 2000 COMPLETION OF THE MERGER TRANSACTION INVOLVING LG&E ENERGY CORP. ("LG&E ENERGY") AND POWERGEN PLC ("POWERGEN"), A REMUNERATION COMMITTEE OF THE BOARD OF DIRECTORS OF LOUISVILLE GAS AND ELECTRIC COMPANY AND KENTUCKY UTILITIES COMPANY ("LG&E," "KU" OR, COLLECTIVELY, THE "COMPANIES") WAS ESTABLISHED TO SUCCEED TO CERTAIN OF THE RELEVANT DUTIES FORMERLY PERFORMED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANIES. THIS REPORT, ALTHOUGH ISSUED BY THE MEMBERS OF THE CURRENT REMUNERATION COMMITTEE, PRIMARILY DESCRIBES ACTIONS TAKEN BY THE FORMER COMPENSATION COMMITTEE AS CONSTITUTED DURING 2000. THE CURRENT REMUNERATION COMMITTEE DOES NOT INCLUDE ANY INDIVIDUALS WHO WERE PREVIOUSLY ON THE COMPENSATION COMMITTEE. AT PRESENT, THE MEMBERSHIP OF THE REMUNERATION COMMITTEE OF LG&E IS THE SAME AS THE MEMBERSHIP OF THE REMUNERATION COMMITTEE OF THE BOARD OF DIRECTORS OF POWERGEN.

         The former Compensation Committee was comprised wholly of non-employee directors of LG&E Energy, LG&E and KU and made all decisions regarding the compensation of LG&E Energy's, LG&E's and KU's executive officers, including the setting of base pay and the administration of LG&E Energy's Omnibus Long-Term Incentive Plan (the "Long-Term Plan") and Short-Term Incentive Plan (the "Short-Term Plan"), each as defined herein. The current Remuneration Committee is comprised entirely of non-employee directors of LG&E, KU and Powergen.

         The Companies' executive compensation program and the target awards and opportunities for executives are designed to be competitive with the compensation and pay programs of comparable companies, including utilities, utility holding companies and companies in general industry nationwide. The executive compensation program has been developed and implemented over time through consultation with, and upon the recommendations of, recognized executive compensation consultants. The Remuneration Committee and the Board of Directors have continued access to such consultants as desired, and are provided with independent compensation data for their review.

         Set forth below is a report addressing LG&E's and KU's compensation policies during 2000 for their officers, including the executive officers named in the following tables. In many cases, the executive officers also serve in similar capacities for affiliates of LG&E and KU, including LG&E Energy. For each of the executive officers of LG&E and KU, the policies and amounts discussed below are for all services to LG&E, KU and their affiliates, during the period prior to the Powergen transaction.


COMPENSATION PHILOSOPHY

         During 2000, LG&E's and KU's executive compensation program had three major components: (1) base salary; (2) short-term or annual incentives; and (3) long-term incentives. The Companies developed their executive compensation program to focus on both short-term and long-term business objectives that are designed to enhance overall shareholder value. The short-term and long-term incentives were premised on the belief that the interests of executives should be closely aligned with those of LG&E Energy's shareholders. Based on this philosophy, these two portions of each executive's total compensation package were placed at risk and were linked to the accomplishment of specific results that were designed to benefit LG&E Energy's shareholders in both the short-term and long-term. Under this pay-for-performance approach, a highly competitive level of compensation could be earned in years of strong performance. Conversely, in years of below-average performance, compensation might decline below competitive benchmarks.

         The executive compensation program also recognized that the Companies' compensation practices must be competitive not only with utilities and utility holding companies, but also with companies in general industry to ensure that a stable and successful management team can be recruited and retained. The Compensation Committee believed that the Companies' most direct competitors for executive talent are not limited to the companies that would be included in the utility industry index against which shareholder returns may be compared. For this reason, the various compensation peer groups as discussed below, were not the same as the utility industry index in the Comparison of Five-Year Total Return graph included in any applicable proxy statement.

         Pursuant to this competitive market positioning philosophy, in establishing compensation levels for all executive positions for 2000, the former Compensation Committee reviewed competitive compensation information for general industry companies with revenue between $2 - $4 billion (the "Survey Group") and established targeted total direct compensation (base salary plus short-term incentives and long-term incentives) for each executive for 2000 to approach the 50th percentile of the competitive range from the Survey Group. Salaries, short-term incentives and long-term incentives for 2000 are described below.

         The 2000 compensation information set forth in other sections of this proxy statement, particularly with respect to the tabular information presented, reflects the considerations set forth in this report. The Base Salary, Short-Term Incentives, and Long-Term Incentives sections that follow address the compensation philosophy for 2000 for all executive officers except for Mr. Roger
W. Hale. Mr. Hale's compensation was determined in accordance with the terms of his employment agreement (See "Chief Executive Officer Compensation" for a description of his 2000 compensation).

BASE SALARY

         The base salaries for LG&E and KU executive officers for 2000 were designed to be competitive with the Survey Group at approximately the 50th percentile of the base salary range for executives in similar positions with companies in the Survey Group. Actual base salaries were determined based on individual performance and experience.

SHORT-TERM INCENTIVES

         The Short-Term Plan provided for Company Performance Awards and Individual Performance Awards, each of which is expressed as a percentage of base salary and each of which is determined independent of the other. The former Compensation Committee established the performance goals for the Company Performance Awards and Individual Performance Awards at the beginning of the 2000 performance year. Payment of Company Performance Awards for executive officers was based 100% on Net Income Available for Common Stock ("NIAC"), including certain adjustments deemed appropriate by the Committee. Payment of Individual Performance Awards was based 100% on Management Effectiveness, which includes a customer satisfaction element for certain participants. The awards varied within the executive officer group based upon the nature of each individual's functional responsibilities.

         For 2000, the Company Performance Award targets for executive officers ranged from 21% to 36% of base salary, and the Individual Performance Award targets ranged from 14% to 24% of base salary. Both awards were established to be competitive with the 50th percentile of such awards granted to comparable executives employed by companies in the Survey Group. The individual officers were eligible to receive from 0% to 175% of their targeted amounts, dependent upon Company and individual performance during 2000 as measured by NIAC with regard to Company Performance Awards, and were eligible to receive from 0% to 175% of their targeted amounts dependent upon individual performance as measured by Management Effectiveness with regard to Individual Performance Awards.

         Using LG&E Energy and subsidiaries performance to date, in December 2000, in connection with the pending completion of the LG&E Energy-Powergen merger, the former Compensation Committee determined and established projected annual performance against targets for Company Performance Awards. Effective with the merger, the Short-Term Plan was then terminated and, using the projected performance, Company Performance Awards for 2000 to the executive officers were paid ranging from 24.7% to 45%, of base salary. Payouts for the Individual Performance Awards to the executive officers ranged from 25% to 42%, of base salary.

LONG-TERM INCENTIVES

         Pursuant to its terms, the Long-Term Plan was administered by a committee of not less than three non-employee directors of LG&E Energy who were appointed by the Board of Directors. During 2000, the Compensation Committee performed this function. The Long-Term Plan provided for the grant of any or all of the following types of awards: stock options, stock appreciation rights, restricted stock, performance units and performance shares. In 2000, the former Compensation Committee chose to award stock options and performance units to executive officers.

         The Compensation Committee determined the competitive long-term grants to be awarded for each executive based on the long-term awards for the 50th percentile of the Survey Group. The aggregate expected value of the stock options and performance units (delivered approximately 40% in the form of performance units and 60% in the form of nonqualified stock options in 2000) was intended to approach the expected value of long-term incentives payable to executives in similar positions with companies in the 50th percentile of the Survey Group, depending upon achievement of targeted Company performance.

         Stock options were granted to executive officers and senior management during the first quarter of 2000 at an exercise price equal to the fair market value at the time of grant and were subject to a one-year vesting requirement. During the year, newly hired or promoted officers were also eligible to receive pro-rated stock option grants under the Long-Term Plan. Since options were granted with an exercise price equal to the market value of LG&E Energy's common stock at the time of grant, they provide no value unless LG&E Energy's stock price increases after the grants are awarded. Once the options vest, they are exercisable over a nine-year term. These awards are thus tied to stock price appreciation in excess of the stock's value at time of grant, rewarding executives as if they shared in the ownership of LG&E Energy. The estimated number of shares subject to options was determined by taking the expected value to be provided in options, as determined above, and dividing that amount by the estimated current value of an option using a variation of the Black-Scholes option pricing methodology provided by the outside compensation consultant. Prior awards were not considered when making new grants. The actual number of options granted were then determined by approximating the average by officer level within LG&E Energy. Pursuant to the Plan's provisions, all outstanding options vested in June 2000 upon shareholder approval of the LG&E Energy-Powergen merger. At the time of the merger, all outstanding options were converted, at the election of the holder, into options to acquire Powergen ADRs or cash based upon the difference between the option exercise price and the per share merger consideration amount.

         The number of performance units granted was determined by taking the amount of the executive's long-term award to be delivered in performance units (adjusted on a present value basis), as determined above, and dividing that amount by the fair market value of LG&E Energy common stock on the date of the grant. The future value of the performance units was substantially dependent upon the changing value of LG&E Energy's common stock in the marketplace. Each executive officer was entitled to receive from 0% to 150% of the performance units contingently awarded to the executive based on LG&E Energy's total shareholder return over a three-year period (defined as share price increase plus dividends paid, divided by share price at beginning of the period) measured against the total shareholder return for such period ("TSR") by a peer group selected by the Committee. The peer group for measuring LG&E Energy's TSR performance (the "Long-Term Plan Peer Group") consisted of approximately 80 utility holding companies and gas and electric utilities.(1)

         Pursuant to the change in control provisions of the Long-Term Plan, payouts of the three open performance period awards under the Long-Term Plan occurred in June 2000 upon shareholder approval of the LG&E Energy-Powergen merger. These payouts were based on LG&E Energy's performance through that time for each of the partially completed 1998-2000, 1999-2001 and 2000-2002 performance periods, respectively. For such periods, LG&E

Energy's performance was at the 57th, 46th, and 97th percentiles, respectively, of its comparison group with respect to TSR.

OTHER

         In connection with the LG&E Energy-Powergen merger, Messrs. Staffieri, McCall and Newton entered into revised employment and severance agreements. These agreements are discussed under "Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions". In consideration for the cancellation of their prior agreements, the officers received payments described in that section. These payments are included in the "All Other Compensation" column in the Summary Compensation Table. Mr. Duncan, who resigned effective January 31, 2001, did not receive a payment at the time of the merger, but received a payment of $2,017,683 in January 2001 pursuant to the terms of his existing change in control and non-disclosure and confidentiality agreements.

Chief Executive Officer Compensation

         The compensation of the Chief Executive Officer of LG&E and KU, Mr. Roger W. Hale, was governed by the terms of an employment agreement. Following commencement of his service with LG&E in April 1989, Mr. Hale's employment agreement has been periodically updated by the Board to recognize his fundamental role in establishing LG&E Energy as a national and international diversified energy services company. Mr. Hale's 1998 employment agreement (the "1998 Agreement") provided for a five year term ending on May 4, 2003. As part of the LG&E Energy-Powergen merger, Powergen, LG&E Energy and Mr. Hale entered into a new employment agreement dated February 25, 2000 (the "2000 Agreement") which became effective on December 11, 2000 at the effective time of the LG&E Energy-Powergen merger. In consideration for the cancellation of his 1998 Agreement and associated change in control provisions, Mr. Hale received a payment equal to the severance benefits he would have been entitled to if he had terminated his employment following the merger. This payment is included in the "All Other Compensation" column in the Summary Compensation Table. (See "Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions".)

         The 1998 Agreement established the minimum levels of Mr. Hale's 2000 compensation, although the former Compensation Committee retained discretion to increase such compensation. For 2000, the Compensation Committee compared Mr. Hale's compensation to that of chief executive officers of companies contained in the Survey Group including electric and gas utilities and utility holding companies with comparable revenues, market capitalization and asset size. In setting long-term awards, the Companies also considered survey data from various compensation consulting firms. Mr. Hale also received Companies' contributions to the savings plan, similar to those of other officers and employees. Details of Mr. Hale's 2000 compensation are set forth below.

BASE SALARY. Mr. Hale was paid a total base salary of $816,200 during 2000. This amount was based upon the minimum salary amount provided in the 1998 Agreement, plus prior increases awarded by the Compensation Committee. The Compensation Committee, in determining Mr. Hale's annual salary, including increases, focused on his individual performance (including his management effectiveness, as described below), the growth of LG&E Energy and the compensation provided to other LG&E Energy, LG&E and KU officers. The 2000 increase, granted in February 2000, was 6% .

SHORT-TERM INCENTIVES. Mr. Hale's target short-term incentive award was 70% of his 2000 base salary. As with other executive officers receiving short-term incentive awards, Mr. Hale was eligible to receive more or less than the targeted amount, based on Company performance and individual performance. His 2000 short-term incentive payouts were based 60% on achievement of Company Performance Award targets and 40% on achievement of Individual Performance Award targets.

         For 2000, the Company Performance Award payout for Mr. Hale was 49.5% of his 2000 base salary and the

Individual Performance Award payout was 45% of his 2000 base salary. As with the other executive officers, in connection with the LG&E Energy-Powergen merger, the Company Performance Award was calculated based upon projected annual Company performance as described under the heading "Short-Term Incentives." In determining the Individual Performance Award, the Compensation Committee considered Mr. Hale's effectiveness in several areas including the financial and operational performance of LG&E Energy, LG&E, KU and other subsidiaries, customer satisfaction ratings, Company growth and the successful negotiation and completion of the LG&E Energy-Powergen transaction, as well as other measures.

LONG-TERM INCENTIVE GRANT. In 2000, Mr. Hale received 190,000 options and 55,307 performance units for the 2000-2002 performance period. These amounts were determined in accordance with the terms of his 1998 Agreement and provide expected value representing approximately 175% of his base salary. The terms of the options and performance units (including the manner in which performance units are earned) for Mr. Hale are the same as for other executive officers, as described under the heading "Long-Term Incentives."

LONG-TERM INCENTIVE PAYOUT. As with other executive officers, in connection with the LG&E Energy-Powergen merger, Mr. Hale's Company Performance Awards were calculated based upon LG&E Energy's performance during the partially completed 1998-2000, 1999-2001 and 2000-2002 periods, respectively, as described under the heading "Long-Term Incentives." For such periods, LG&E Energy's performance was at the 57th, 46th, and 97th, percentiles, respectively, of its comparison group with respect to TSR.

CONCLUSION

         The former Compensation Committee believed that the Company's executive compensation system served the interests of the Company and its stakeholders effectively during 2000. The Remuneration Committee looks forward to its responsibilities with respect to the Company's executive compensation system and will continue to monitor and revise the compensation policies as necessary to ensure that the Company's compensation system continues to meet the needs of the Company and its stakeholders.

MEMBERS OF THE REMUNERATION COMMITTEE

Paul Myners, Chairman
Dr. David K-P Li
Roberto Quarta

-----------

(1) While similar, the utilities and holding companies that are in the Long-Term Plan Peer Group are not necessarily the same as those in the Standard & Poor's Utility Index used in the Company Performance Graph or the Survey Group. Nevertheless, in the judgment of the Compensation Committee, the companies in the Long-Term Plan Peer Group continue to represent the appropriate peer group for performance unit compensation purposes.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

         The following table shows the cash compensation paid or to be paid by Louisville Gas and Electric Company ("LG&E"), Kentucky Utilities Company ("KU") or their parent, LG&E Energy Corp. ("LG&E Energy"), as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and the next four highest compensated executive officers of LG&E and KU who were serving as such at December 31, 2000, as required, in all capacities in which they served LG&E Energy or its subsidiaries during 1998, 1999 and 2000:



SUMMARY COMPENSATION TABLE


                                                                           LONG-TERM COMPENSATION
                                                                            ----------------------
                                     ANNUAL COMPENSATION                AWARDS                      PAYOUTS
                                ----------------------------    -----------------------    -------------------------
                                                                 OTHER        RESTRICTED    SECURITIES                ALL OTHER
                                                                 ANNUAL         STOCK       UNDERLYING      LTIP       COMPEN-
          NAME AND              YEAR     SALARY       BONUS      COMP.         AWARDS      OPTIONS/SARS    PAYOUTS     SATION
      PRINCIPAL POSITION                   ($)         ($)        ($)            ($)           (#)         ($)(1)        ($)
      ------------------        ----     -------      ------   ---------    ------------   -------------  ---------- ------------
Roger W. Hale                   2000      816,200     803,761   3,546,581(2)         --       190,000      3,870,758   5,085,473(3)
  Chairman of the Board and     1999      770,000     703,800      47,599     2,919,489(4)    102,122              0      55,596
  Chief Executive Officer       1998      700,000     649,800      32,301            --       133,588        821,272      36,191


Victor A. Staffieri             2000      460,000     388,277      24,247       262,880(5)     90,000      1,051,694     640,160(3)
   President and Chief          1999      400,000     324,600      22,730            --        53,050              0      20,604
   Operating Officer            1998      300,000     150,461      10,269            --        45,802        166,611      15,590

John R. McCall                  2000      325,000     228,605      18,177       172,028(5)     40,000        570,565     677,097(3)
  Executive Vice President,     1999      300,000     204,930       7,171            --        31,830              0      17,252
  General Counsel and           1998      260,000     140,399       7,870            --        34,733         96,635      15,582
  Corporate Secretary

Frederick J. Newton III         2000      272,000     191,325      14,970       143,974(5)     30,000        356,334     814,961(3)
  Senior Vice President         1999      255,000     171,641       6,731            --        12,219              0       8,712
  and Chief Administrative      1998      217,100      99,253      69,229            --        14,875             --       3,328
  Officer

R. Foster Duncan                2000      342,000     240,563      29,240            --        60,000        720,739      24,596(3)
  Executive Vice President      1999      325,000     215,788      52,440            --        34,483              0      15,623
  And Chief Financial           1998      262,903     210,000      69,687(7)         --        81,221             --       4,785
  Officer (6)

-----------

(1) Year 2000 amounts reflect acceleration of the 1998-2000, 1999-2001 and the 2000-2002 open cycles upon a change in control event as defined in the plan as a result of the LG&E Energy-Powergen merger. Due to Company stock performance compared to peer group, no Long-Term Plan payouts were made for 1997-1999 performance cycle. The 1998 amounts reflect the payment of the 1996-1998 award.

(2) Other Annual Compensation includes $63,693 for business spousal travel and personal use of corporate aircraft, and $3,470,524 in tax gross-up.

(3) Includes employer contributions to 401(k) plan, nonqualified thrift plan, employer paid life insurance premiums, and retention/termination payments in 2000 as follows: Mr. Hale $4,910, $40,690, $32,950 and $5,006,923, respectively; Mr. Staffieri $5,018, $30,129 $4,973 and
         $600,000, respectively; Mr. Duncan $5,018, $18,843, $735 and $0, respectively; Mr. McCall $5,115, $17,642, $4,340 and $650,000,
         respectively; and Mr. Newton $4,003, $9,896, $1,062 and $800,000,
         respectively. The retention/termination payments are discussed in "Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions".

(4) Amount shown represents dollar value of restricted stock awards, determined by multiplying the number of shares by the closing market price as of the receipt date of grant. After the effective date of the LG&E Energy-Powergen merger, pursuant to his 2000 Agreement, Mr. Hale's 147,382 restricted shares were converted to receive the merger consideration of $24.85 per share payable in respect of all outstanding shares of former LG&E Energy Common Stock. Income tax was payable upon the awards at the time of the satisfaction of this right.

(5) Amount shown represents the dollar value of restricted Powergen ADR awards, determined by multiplying the number of ADRs in each award by the closing market price as of the effective date of the LG&E Energy-Powergen merger. These awards do not represent currently-realizable compensation to Mr. Staffieri, Mr. McCall, and Mr. Newton. Pursuant to the terms of the named executives' employment agreements, the restricted Powergen ADRs are forfeitable upon termination of employment prior to 18 months, without good reason or for cause. Dividends on the restricted ADRs are payable upon vesting, without interest. At December 31, 2000, the restricted ADR holdings were Mr. Staffieri 7,688 ADRs ($303,215), Mr. McCall 5,031ADRs ($198,423) and Mr. Newton 4,211 ADRs ($166,082), respectively.

(6)      Mr. Duncan resigned from service effective January 31, 2001

(7) Reported compensation is only for a portion of the year. Mr. Duncan joined LG&E Energy on January 12, 1998. "Other Annual Compensation" for that year includes a relocation payment of $68,686.

                             OPTION/SAR GRANTS TABLE
                      OPTION/SAR GRANTS IN 2000 FISCAL YEAR

         The following table contains information at December 31, 2000, with respect to grants of former LG&E Energy common stock options and stock appreciation rights (SARs) to the named executive officers:


                        INDIVIDUAL GRANTS                                                                POTENTIAL
                        -----------------                                                           REALIZABLE VALUE AT
                                                                                                       ASSUMED ANNUAL
                                                                                                       RATES OF STOCK
                                                                                                     PRICE APPRECIATION
                                                                                                      FOR OPTION TERM
                                                                                                  ---------------------
                             NUMBER OF          PERCENT OF
                            SECURITIES           TOTAL           EXERCISE
                            UNDERLYING        OPTIONS/SARS       OR BASE
                           OPTIONS/SARS        GRANTED TO         PRICE
                             GRANTED          EMPLOYEES IN         ($/         EXPIRATION
         NAME                (#) (1)          FISCAL YEAR         SHARE)          DATE        0%($)        5% ($)        10%($)
         ----              -------------      -------------     ----------    ----------     ------      ---------     ---------
Roger W. Hale                 190,000              21.6%          16.94         02/02/2010      0        2,024,160      5,129,619
Victor A. Staffieri            90,000              10.2%          16.94         02/02/2010      0          958,813      2,429,820
John R. McCall                 40,000               4.5%          16.94         02/02/2010      0          426,139      1,079,920
Frederick J. Newton            30,000               3.4%          16.94         02/02/2010      0          319,604        809,940
R. Foster Duncan               60,000               6.8%          16.94         02/02/2010      0          639,208      1,619,880

-----------

(1) Former LG&E Energy common stock options were awarded at fair market value at time of grant. In connection with the LG&E Energy-Powergen merger, these options were converted into options to acquire Powergen ADRs. The options are exercisable over a ten-year term from their original grant date.

                  OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE
               AGGREGATED OPTION/SAR EXERCISES IN 2000 FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

         The following table sets forth information with respect to the named executive officers concerning the exercise and cashout of LG&E Energy common stock options during 2000 and the value of unexercised Powergen ADR options and SARs held by them as of December 31, 2000:


                                                          NUMBER OF                    VALUE OF
                                                         SECURITIES                   UNEXERCISED
                                                         UNDERLYING                   IN-THE-MONEY
                             SHARES                     UNEXERCISED                  OPTIONS/SARS AT
                            ACQUIRED      VALUE         OPTIONS/SARS                     FY-END
                          ON EXERCISE    REALIZED         AT FY-END (#)                  ($)(1)
   NAME                        (#)         ($)      EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
   ----                   -----------   ----------  -------------------------   ------------------------
Roger W. Hale               459,630      2,000,789          74,864/0                   322,664/--
Victor A. Staffieri         246,338      1,229,426          38,890/0                   167,616/--
John R. McCall               62,046        410,832          60,235/0                   363,280/--
Frederick J. Newton          30,000        237,300          27,094/0                   111,154/--
R. Foster Duncan             60,000        487,350          84,819/0                   530,800/--

-----------

(1)      As discussed in the prior table, as a result of the LG&E
         Energy-Powergen merger, outstanding LG&E Energy options were converted into options to acquire Powergen ADRs. Dollar amounts reflect market value of Powergen ADRs at year-end, minus the exercise price.

                      LONG-TERM INCENTIVE PLAN AWARDS TABLE
               LONG-TERM INCENTIVE PLAN AWARDS IN 2000 FISCAL YEAR

         The following table provides information concerning awards made in 2000 to the named executive officers under the Long-Term Plan.



                                             ESTIMATED FUTURE PAYOUTS UNDER
                                               NON-STOCK PRICE BASED PLANS
                                                 (NUMBER OF SHARES) (1)
                                             ------------------------------
                              NUMBER       PERFORMANCE OR
                             OF SHARES,      OTHER PERIOD
                              UNITS OR           UNTIL
                               OTHER         MATURATION
         NAME                 RIGHTS        OR PAYOUT(1)           THRESHOLD(#)        TARGET(#)       MAXIMUM(#)
         -----              ----------     ---------------         -------------       ----------      ----------
Roger W. Hale                  55,307         12/31/2002              22,123          55,307            82,961
Victor A. Staffieri            18,308         12/31/2002               7,323          18,308            27,462
John R. McCall                  8,482         12/31/2002               3,393           8,482            12,723
Frederick J. Newton             6,004         12/31/2002               2,402           6,004             9,006
R. Foster Duncan               11,651         12/31/2002               4,660          11,651            17,477

-----------

(1) Pursuant to the terms of the awards, the performance periods were accelerated upon the change in control resulting from the LG&E Energy-Powergen merger and were paid in cash on June 7, 2000 the date of shareholder approval of the merger.


         Each performance unit awarded represented the right to receive an amount payable 50% in LG&E Energy common stock and 50% in cash on the date of payout, the latter portion being payable in cash in order to facilitate the payment of taxes by the recipient. The amount of the payout was to be determined by the then-fair market value of LG&E Energy common stock. For awards made in 2000, the Long- Term Plan awards were intended to reward executives on a three-year rolling basis dependent upon the total shareholder return for shareholders. The target for award eligibility required that LG&E Energy shareholders earn a total return at a preset level in comparison to that of the utility holding companies and gas and electric utilities in the Long-Term Plan Peer Group. The Committee set a contingent award for each management level selected to participate in the Plan and such amount was the basis upon which incentive compensation was to be determined. Depending on the level of achievement, the participant would receive from zero to 150% of the contingent award amount. As a result of the LG&E Energy-Powergen merger, awards were accelerated and paid out based upon performance to that date. Payments made under the Long-Term Plan in 2000 are reported in the summary compensation table for the year of payout.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT
ARRANGEMENTS AND CHANGE IN CONTROL PROVISIONS

         On May 20, 1997, Mr. Hale entered into an employment agreement (the "1998 Agreement") with LG&E Energy for services to be provided to LG&E Energy and its subsidiaries, including LG&E and KU. The 1998 Agreement had an effective date of May 5, 1998 and an initial term of five years ending on May 4, 2003. In connection with the LG&E Energy-Powergen merger, Powergen, LG&E Energy and Mr. Hale entered into a new employment agreement dated as of February 25, 2000 (the "2000 Agreement"), which replaced the 1998 Agreement and was effective on December 11, 2000 for an initial term of three years ending on December 11, 2003.

         Under the 2000 Agreement, Mr. Hale is entitled to an annual base salary of not less than $816,200, subject to annual review by the Powergen Remuneration Committee, and to participate in the Short-Term Plan and the Long-Term Plan. The 2000 Agreement provides for a short-term incentive target award of not less than 70% of base salary and long-term incentive grants with a present value of not less than 175% of base salary to be delivered 40% in the form of performance units/shares and 60% in the form of non-qualified stock options. In addition, the agreement provides that a life insurance policy in the amount of not less than $2 million shall be provided to Mr. Hale at LG&E Energy's expense.

         During 2000, in connection with the LG&E Energy-Powergen merger, Messrs. Staffieri, McCall and Newton entered into revised employment and severance agreements, which were subsequently amended prior to the effectiveness of the merger, with two year terms, each containing change in control provisions, which agreements generally provide for the benefits described below. These officers of the Companies shall be entitled to the following payments if they are terminated for reasons other than cause or disability or death, or their employment responsibilities are altered: (A) acceleration of scheduled retention payments in the aggregate amounts of $2,392,330, $1,265,944 and $670,052, respectively; (B) a cash payment of $262,835, $172,028 and $143,974, respectively, and the vesting of the restricted Powergen ADR's and dividends described in the Summary Compensation Table contained in this proxy statement; and (C) an amount not less than the sum of (1) his annual base salary and (2) his bonus or "target" award paid or payable, prorated for the number of months remaining in the term of the employment period (which payment shall be increased to 2.99 times the sum of (1) and (2) in the event of a termination following a change in control of Powergen). In addition, such officers will receive, upon the earlier to occur of (a) a change in control of Powergen or (b) the 18 month anniversary of their employment agreement, the amounts described in clauses (A) and (B) above.

         Payments may be made to executives which would equal or exceed an amount which would constitute a nondeductible payment pursuant to Section 280G of the Code, if any. Additionally, executives shall receive continuation of certain welfare benefits and payments in respect of accrued but unused vacation days and for out-placement assistance. A change in control encompasses certain merger and acquisition events, changes in board membership and acquisitions of voting securities of Powergen.

         At the effective time of the LG&E Energy-Powergen merger, in consideration for the cancellation of his 1998 Agreement and associated change in control provisions, Mr. Hale received a payment of approximately $5,006,923 (net of payments to reimburse him for the payment of excise taxes). Such amount was equal to the cash severance amounts to which Mr. Hale would have been entitled under such provisions had he terminated his employment following closing of the merger. In addition, upon the effectiveness of the merger, restrictions on each share of restricted stock granted to Mr. Hale under the Long-Term Plan were removed and each such share, as with other outstanding shares of LG&E Energy common stock, was converted into the right to receive the merger consideration of $24.85 per share, without interest. See "SUMMARY COMPENSATION TABLE" .

         At the effective time of the LG&E Energy-Powergen merger, in consideration for the cancellation of their prior change in control agreements, Messrs. Staffieri, McCall and Newton received payments of approximately $600,000, $650,000 and $800,000, respectively, (net of payments to reimburse for the payment of excise taxes). Mr. Duncan, who resigned in January 2001, received a payment of $2,017,683 pursuant to the terms of his existing change in control and non-disclosure and confidentiality agreements.

         Mr. Hale has announced his current intention to retire from service to the Company on or about April 30, 2001. In the event Mr. Hale retires in accordance with such announcement, he will receive, under the 2000 Agreement and in consideration for the termination of his 1998 Agreement which provided him with a supplemental retirement benefit, a new supplemental retirement benefit in an annual amount equal to 50% of the sum of his base salary and annual target bonus as in effect on the date of his retirement. He will receive no additional severance benefits. In the event of a termination of Mr. Hale's employment under circumstances other than his retirement as described above, were such event to occur, the 2000 Agreement provides for payment of certain severance and additional retirement benefits.